KL2:175835.1

                                     FORM OF
                       RENAISSANCE CAPITAL GREENWICH FUNDS
                                DISTRIBUTION PLAN

KL2:175835.1


         This Distribution Plan (the "Plan") is adopted in accordance with Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), by Renaissance Capital Greenwich Funds, a business trust organized under the laws of the State of Delaware (the "Company"), on behalf of its Funds (individually, a "Fund," and collectively, the "Funds") as set forth in Schedule I, as amended from time to time, subject to the following terms and conditions:

         Section 1.  Annual Fees.

         Distribution Fee. Each Fund will pay to the distributor of its shares, _______________ (the "Distributor"), a distribution fee under the Plan at the annual rate of 0.50% of the average daily net assets of the Fund (the "Distribution Fee").

         Adjustment to Fees. Any Fund may pay a Distribution Fee to the Distributor at a lesser rate than the fees specified in Section 1 hereof as agreed upon by the Board of Trustees and the Distributor and approved in the manner specified in Section 3 of this Plan.

         Payment of Fees. The Distribution Fees will be calculated daily and paid monthly by each Fund at the annual rates indicated above.

         Section 2.  Expenses Covered by the Plan.

         Distribution Fees may be used by the Distributor for: (a) costs of printing and distributing a Fund's prospectus, statement of additional information and reports to prospective investors in the Fund; (b) costs involved in preparing, printing and distributing sales literature pertaining to a Fund;
(c) an allocation of overhead and other branch office distribution-related expenses of the Distributor; (d) payments to persons who provide support services in connection with the distribution of a Fund's shares, including but not limited to, office space and equipment, telephone facilities, answering routine inquiries regarding a Fund, processing shareholder transactions and providing any other shareholder services not otherwise provided by a Fund's transfer agent; (e) accruals for interest on the amount of the foregoing expenses that exceed the Distribution Fee; and (f) any other expense primarily intended to result in the sale of a Fund's shares, including, without limitation, payments to salesmen and selling dealers who have entered into selected dealer agreements with the Distributor, at the time of the sale of shares, if applicable, and continuing fees to each such salesmen and selling dealers, which fee shall begin to accrue immediately after the sale of such shares.

         The amount of the Distribution Fees payable by any Fund under Section 1 hereof is not related directly to expenses incurred by the Distributor and this
Section 2 does not obligate a Fund to reimburse the Distributor for such expenses. The Distribution Fees set forth in Section 1 will be paid by a Fund to the Distributor unless and until the Plan is terminated or not renewed with respect to a Fund. Any distribution or service expenses incurred by the Distributor on behalf of a Fund in excess of payments of the Distribution Fees specified in Section 1 hereof which the Distributor has accrued through the termination date are the sole responsibility and liability of the Distributor and not an obligation of a Fund.

         Section 3.  Indirect Expenses.

         While each Fund is authorized to make payments under this Plan to the Fund's Distributor for expenses described above, it is expressly recognized that each Fund presently pays, and will continue to pay, an investment advisory fee to its Investment Adviser and an administration fee to the Administrator. To the extent that any payments made by any Fund to the Investment Adviser or Administrator, including payment of fees under the Investment Advisory Agreement or the Administration Agreement, respectively, should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares of the Portfolio within the context of Rule 12b-1 under the 1940 Act, then such payments shall be deemed to be authorized by this Plan.

         Section 4.  Approval of Trustees.

         Neither the Plan nor any related agreements will take effect until approved by a majority of both (a) the full Board of Trustees of the Trust and
(b) those Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

         Section 5.  Continuance of the Plan.

         The Plan will continue in effect until ___________, 1999, and thereafter for successive twelve-month periods: provided, however, that such continuance is specifically approved at least annually by the Trustees of the Trust and by a majority of the Qualified Trustees.

         Section 6.  Termination.

         The Plan may be terminated at any time with respect to a Fund (i) by the Trust without payment of any penalty, by the vote of a majority of the outstanding voting securities of any Fund or (ii) by a vote of the Qualified Trustees. The Plan may remain in effect with respect to a Fund even if the Plan has been terminated in accordance with this Section 5 with respect to any other Fund.

         Section 7.  Amendments.

         The Plan may not be amended with respect to any Fund so as to increase materially the amounts of the fees described in Section 1 above, unless the amendment is approved by a vote of the holders of at least a majority of the outstanding voting securities of that Fund. No material amendment to the Plan may be made unless approved by the Trust's Board of Trustees in the manner described in Section 3 above.

         Section 8.  Selection of Certain Trustees.

         While the Plan is in effect, the selection and nomination of the Trust's Trustees who are not interested persons of the Trust will be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

         Section 9.  Written Reports.

         In each year during which the Plan remains in effect, a person authorized to direct the disposition of monies paid or payable by a Fund pursuant to the Plan or any related agreement will prepare and furnish to the Trust's Board of Trustees, and the Board will review, at least quarterly, written reports complying with the requirements of the Rule which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

         Section 10.  Preservation of Materials.

         The Trust will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 8 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

         Section 11.  Meanings Or Certain Terms.

         As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the 1940 Act by the Securities and Exchange Commission.

         IN WITNESS WHEREOF, the Trust executed this Plan as of _________, 1997.

                                            Renaissance Capital Greenwich Funds,
                                                   on behalf of each Fund listed
                                                   on Schedule I, individually
                                                   and not jointly



                                                     By: __________________
                                                              President

                                   SCHEDULE I


This Plan shall be adopted with respect to the following Funds of Renaissance Capital Greenwich Funds:

The IPO Plus Aftermarket Fund